PULSE BIOSCIENCES, INC.
957 Point Eden Way
Hayward, California 94545

April 24, 2020

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549-3561
Attention:	Mr. Jeffrey Gabor
Ms. Celeste Murphy

Re:	Pulse Biosciences, Inc.
Registration Statement on Form S-3
Filed April 6, 2020
File No. 333-237577

Withdrawal of Acceleration Request

Ladies and Gentlemen:

Pulse Biosciences, Inc. (the “Company”) hereby respectfully requests withdrawal of its acceleration request filed on April 22, 2020, relating to its Registration Statement on Form S-3 (File No. 333-237577) (the “Registration Statement”). The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding the foregoing, please contact our counsel, Andrew D. Hoffman of Wilson Sonsini Goodrich & Rosati, P.C., at (650) 849-3240 or ahoffman@wsgr.com.

Sincerely,

PULSE BIOSCIENCES, INC.

By:	/s/ Sandra A. Gardiner
Sandra A. Gardiner
Chief Financial Officer, Executive Vice President of Finance and Administration, Secretary and Treasurer

cc:	Andrew D. Hoffman, Esq.,
Wilson Sonsini Goodrich & Rosati, P.C.